Contact

www.linkedin.com/in/iambradprice
(LinkedIn)

Top Skills

Human Resources (HR)
Payroll
New Ventures

Brad Price

Founder at KarbonPay
Dallas-Fort Worth Metroplex

Summary

Founder of KarbonPay, international payroll solution, Brad has worked with startups in different parts of the world, been on successful exit teams, and has led HR and global payroll teams. He previously founded Fingo HR, which focused on global teams' compliance and payroll, where he grew revenues 1,200% in under 2 years.

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Experience

KarbonPay
Founder
July 2019 - Present (2 years 10 months)

KarbonPay is a cloud-based SaaS tool that allows companies to automate gross-to-net payroll calculations across multiple countries.

XmartClock
Chief Executive Officer
June 2021 - Present (11 months)
Dallas, Texas, United States

ActivTrak
Human Resources Director
2016 - 2017 (1 year)
Dallas, Texas, United States

Teach Me 2
Chief Operating Officer
January 2013 - March 2016 (3 years 3 months)
Cape Town, Western Cape, South Africa

Yuppiechef
Human Resources Manager
November 2010 - December 2012 (2 years 2 months)
Cape Town, Western Cape, South Africa